Mail Stop 3651

      July 13, 2006


Via U.S. Mail

Michael H. S. Bowan
Company Secretary
Crusade Management Limited
Level 4, 4-16 Montgomery Street
Kograh NSW 2217, Australia

Re:  	Crusade Management Limited
	Form S-3; Amendment No. 2
	Filed July 7, 2006
	File No. 333-128920

Dear Mr. Bowan:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity
previously
established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered
a
class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus.
3. Please also confirm that you will file unqualified legal and tax
opinions at the time of each takedown.
4. While we note your revisions in response to our prior comment 3 in
our letter dated January 10, 2006, please note that a takedown off of
a shelf that involves assets, structural features, credit
enhancement
or other features that were not described in the base prospectus will
usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration
statement
be complete at the time of effectiveness, except for information that
is not known or reasonably available.   In that regard, please
revise
your disclosure in the "Credit Enhancement" section to specify "other...similar instruments or agreements" and "other form of credit enhancement." Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Important Notice About Information Presented, page S-1

5. We note your disclosure that if any terms of the notes described varies between the prospectus supplement and the prospectus, the investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Disclaimers, page S-3
Disclaimers, page 2

6. We note your response to our prior comment 3 in our letter dated
January 10, 2006 and our prior comment 4 in our letter dated
November
10, 2005. Please add a brief statement to indicate that statutory Securities Act liability is applicable to St. George Bank, the underwriters and other parties to the transaction.

Exhibit 10.1

7. Please direct us to the agreement contractually providing for compliance with the provisions of Regulation AB and provide us with a marked copy showing the relevant provisions.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3750.


								Sincerely,



						                        Max A. Webb
								Assistant Director



cc:	via facsimile
	Marc Klyman, Esq.
	Mayer, Brown, Rowe & Maw LLP
	(312) 706-8158





Crusade Management Limited
July 13, 2006
Page 1